Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4/A dated March 4, 2020) and related proxy statement/prospectus of WESCO International, Inc. for the registration of shares of its common stock, preferred stock and depositary shares and to the incorporation by reference therein of our reports dated February 20, 2020 with respect to the consolidated financial statements and schedules of Anixter International Inc., and the effectiveness of internal control over financial reporting of Anixter International Inc., included in its Annual Report on Form 10-K of Anixter International Inc. for the year ended January 3, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Chicago, Illinois
March 4, 2020